UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-14155

UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN
(Exact name of registrant as specified in its charter)

5400 Legacy Drive
Plano, Texas 75024
(972) 604-6000
(Address, including zip code, and telephone number, including area code, of
registrant's principal executive offices)

Plan Interests, Class A Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports
under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon
to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x]   Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(i) [ ]   Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]   Rule 15d-6   [ ]
Rule 12h-3(b)(1)(i) [x]

Approximate number of holders of record as of the certification or notice date: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Unigraphics
Solutions Inc. 401(k) Plan has caused this certification/notice to be signed on its behalf by the
undersigned duly authorized person.

Date: June 24, 2003   By: /S/ DAVID R. NIXON
                                      David R. Nixon, Chairman, Benefits
                                      Administration Committee